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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44325

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUSQUEHANNA FINANCIAL GROUP, LLLP

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220

(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MELISSA JAMACA	610-617-4385	MELISSA.JAMACA@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)
10/20/2003		238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MELISSA JAMACA   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUSQUEHANNA FINANCIAL GROUP, LLLP   , as of 12/31   , 2 024   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
MICHAEL L MOLLEN - Notary Public
Montgomery County
My Commission Expires June 14, 2026
Commission Number 1225167

Signature:

Title:
TREASURER

M L Mol 2/20/25

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SUSQUEHANNA FINANCIAL GROUP, LLLP

(a limited liability limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024



Report of Independent Registered Public Accounting Firm

To the Partners of Susquehanna Financial Group, LLLP

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, LLLP (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia. Pennsylvania
February 27, 2025

We have served as the Company's auditor since 2023.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, www.pwc.com/us

SUSQUEHANNA FINANCIAL GROUP, LLLP

Statement of Financial Condition
December 31, 2024
(dollars in thousands)

Assets

Cash	$	9
Cash segregated under federal and other regulations		2,700
Receivable from clearing brokers		392,169
Securities owned - at fair value		128,164
Securities purchased under agreements to resell		117,812
Securities borrowed		1,150,248
Accrued trading receivables		7,342
Receivable from affiliates		1,240
Commission receivables		16,760
Other assets		3,833
Total assets	**$**	**1,820,277**

Liabilities and partners' capital

Payable to clearing brokers	$	7,293
Securities sold, not yet purchased - at fair value		72,346
Securities sold under agreements to repurchase		241,694
Securities loaned		1,115,155
Accrued trading payables		11,619
Payable to affiliates		7,224
Accrued compensation		29,714
Accrued expenses and other liabilities		1,696
Total liabilities		**1,486,741**
Partners' capital		333,536
Total liabilities and partners' capital	**$**	**1,820,277**

See notes to statement of financial condition

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

NOTE 1 – ORGANIZATION

Susquehanna Financial Group, LLLP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity generally acts as an introducing broker and trades for its own account as a market-maker on the principal United States securities exchanges. The Entity is owned 99.9% by SFG Holding, LLC and 0.1% by SFG Partner, LLC.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results could differ from those estimates.

Financial Instruments

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Trading and Execution Charges

Trading and execution charges consist of payments made for brokerage, exchange, order execution, and clearing services. These fees are accrued on a trade date basis.

Employee Compensation

Employee compensation consists of payroll and bonuses.

Revenue From Contracts

Revenue from contracts consists of commission income earned from customers under current agreements and order execution services provided to affiliates. Each time the Entity acts as an introducing broker of a trade for a customer or executes an order, it has fulfilled all performance obligations, and therefore, recognizes and records the revenue associated with commission income or order execution on a trade date basis. Commission income could include research income, which occurs when certain customers consume the Entity's research services.

Cash

The Entity maintains a deposit account for cash, which at times, may exceed federally insured limits of $250.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

Current Expected Credit Losses ("CECL")

The Entity assessed certain financial assets, as noted below, measured at amortized cost for credit losses using a CECL methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing brokers; No allowance for credit losses is recognized on receivable from clearing brokers. The Entity determined that no expected credit losses exist due to the nature and life of the financial assets held with each of the Entity's clearing brokers and organizations. Certain trades and contracts are cleared through centralized clearing organizations and settled daily, therefore limiting unsettled credit exposure. The Entity monitors the capital adequacy of its clearing brokers.

Securities purchased under agreements to resell; No allowance for credit losses is recognized for securities purchased under agreements to resell. The Entity applies the practical expedient, when eligible, based on the daily revaluation of underlying collateral, the counterparty's ability to meet additional collateral requests, and the right to sell the collateral if necessary. The Entity expects the counterparty to replenish the collateral as required.

Securities borrowed; No allowance for credit losses is recognized for securities borrowed. The Entity applies the practical expedient to measure the allowance for credit losses based on the fair value of the collateral. No allowance is recognized if the fair value of the collateral exceeds the amortized cost, and the borrower is expected to replenish collateral as needed. If the collateral's fair value is less than the amortized cost and the borrower fails to replenish as agreed, the Entity will close out the contract per the Entity's credit risk procedures. Should the contract not be closed out in a timely manner and the collateral remains deficient, the Entity will recognize an allowance for credit losses based on the Entity's CECL methodology.

Commission receivables; No allowance for credit losses is recognized for commission receivables. The Entity determines the allowance for credit losses based on the expected collectability of commission receivables using a CECL framework. Factors considered include historical experience, credit quality, age of balances, and current and future economic conditions. If any aged commission receivable is deemed to have an expected risk of non-collection, the Entity establishes an allowance for credit losses based on the Entity's CECL methodology.

Valuation of Financial Instruments

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

See *Note 5 – Fair Value of Financial Instruments* for further information.

NOTE 3 – RISK FACTORS

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of fixed income or rate-sensitive instruments.

Currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

NOTE 4 – RELATED PARTY TRANSACTIONS

The schedule below identifies the location of the Entity's related party activities within the statement of financial condition. Explanation of the relationships are included below the schedule.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

	Activity	Receivable / Payable	Statement of Financial Condition Location
(1)	Shared services agreement	$ 5,440	Payable to affiliates
(2)	Infrastructure support services	129	Payable to affiliates
(3)	Infrastructure support services	39	Receivable from affiliates
(4)	Administrative and technology support services	215	Payable to affiliates
(5)	Introducing brokerage services	355	Payable to affiliates
(6)	Marketing services	459	Payable to affiliates
(7)	Trading and execution services	604	Receivable from affiliates
(8)	Trading and execution services	182	Payable to affiliates
(9)	Commissions	20	Receivable from affiliates
(10)	Order flow	357	Receivable from affiliates
(11)	Sublicensing agreement	444	Payable to affiliates
(12)	Master securities loan agreement	289,621	Securities borrowed
(12)	Master securities loan agreement	810,449	Securities loaned
(12)	Master securities loan agreement	3,818	Accrued trading receivables
(12)	Master securities loan agreement	2,760	Accrued trading payables

(1) An affiliate acts as a common payment agent for the Entity for various direct and indirect operating expenses. Direct operating expenses typically include payroll costs, professional fees, and market data costs. The Entity pays the affiliate for these costs.

(2) Affiliates provide infrastructure support services to the Entity. The Entity pays a monthly fee for these services.

(3) The Entity provides infrastructure support services to affiliates. The Entity receives a monthly fee for these services.

(4) Affiliates provide the Entity with administrative and technology support services. The Entity pays a monthly fee for these services.

(5) Affiliates provide services related to the introducing brokerage business for which the Entity pays a monthly fee.

(6) An affiliate provides marketing services to the Entity for which the Entity pays a monthly fee.

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

(7) Affiliates pay the Entity a fee for trading and execution charges incurred. The Entity provides a rebate to the affiliates for liquidity provided, when applicable.

(8) The Entity pays affiliated broker-dealers a fee for trading and execution charges incurred. The Entity receives a rebate from the affiliates for liquidity provided, when applicable.

(9) The Entity executes trades for affiliates for which it receives commission income.

(10) The Entity enters into agreements with order flow providers, paying a marketing fee for routing orders through its system. The Entity may give preference to affiliated liquidity providers on exchanges where orders are executed. In return, the Entity receives payment for order flow from these affiliates.

(11) The Entity pays an annual sublicensing fee to an affiliate for use of intellectual property and research and development licensed by another affiliate.

(12) The Entity has a Master Securities Loan Agreement with an affiliated broker-dealer, involving borrowing and lending of securities against collateral transfers. Collateral balances are included in securities loaned and borrowed, with loan fees accrued on gross collateral receivables and payables.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2024. Any financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally limited credit risk. This estimated fair value would be classified under Level 2, except for cash, which would be Level 1.

Assets measured at fair value:

Description	Totals	Level 1	Level 2
Equities	$ 96,017	$ 96,017	$ —
Options	32,147	—	32,147
Total securities owned	**$ 128,164**		

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

Liabilities measured at fair value:

Description	Totals	Level 1	Level 2
Equities	$ 64,106	$ 64,106	$ —
Options	8,240	—	8,240
Total securities sold, not yet purchased	**$ 72,346**		

Equity securities owned and equity securities sold, not yet purchased, that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year. Futures contracts that are traded on a national commodities exchange are valued at the last reported settlement price on the last business day of the year.

NOTE 6 – DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market.

Derivatives used for risk management include options and futures.

Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price. The Entity's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. Futures prices may be highly volatile, influenced by supply and demand, economic events, interest rates, and government interventions with the intent to influence prices.

The following table sets forth the fair value and absolute outstanding notional value at December 31, 2024:

Derivative Category	Fair Value		Outstanding Notional
	Assets	Liabilities	
Equities	$ 32,147	$ 8,240	$ 1,444,955
Currencies	—	—	30,133

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

NOTE 7 – COLLATERALIZED FINANCING TRANSACTIONS

Repurchase and resale agreements are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements, plus accrued interest. The Entity continually monitors the fair value of the underlying securities as compared with the related receivable and payable, including accrued interest, and requests or pays additional collateral where deemed appropriate.

Financial instruments purchased or sold in resale and repurchase agreements consist of U.S. government obligations and are presented under securities purchased under agreements to resell and securities sold under agreements to repurchase on the statement of financial condition. The fair values of securities collateralizing the repurchase and resale agreements were $239,759 and $117,465, respectively, as of December 31, 2024.

The following table shows the obligations associated with repurchase and resale agreements by maturity date:

	Securities Purchased Under Agreements to Resell		Securities Sold Under Agreements to Repurchase	
Overnight	$	51,408	$	97,250
No stated maturity		66,404		144,444
Totals	$	117,812	$	241,694

At December 31, 2024, the Entity had the right to offset $35,208 of overnight repurchase and resale agreements under master netting arrangements, but management elected not to offset on the statement of financial condition.

Securities borrowed and securities loaned are recorded as collateralized financing based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Entity to deposit cash with the lender. With respect to securities loaned, the Entity receives collateral in the form of cash. Under Master Securities Loan Agreements, the Entity had the legal right to offset collateral of $464,995 but did not meet all of the requirements to offset under ASC 210, therefore collateral amounts are presented on a gross basis.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally equal to or in excess of fair value of the applicable securities borrowed or loaned. The Entity monitors the fair value of securities borrowed and loaned, with additional collateral obtained, or excess collateral refunded, when deemed appropriate. The fair values of securities borrowed and securities loaned were $1,086,243 and $1,084,364, respectively, as of December 31, 2024.

NOTE 8 – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The clearing and depository operations for the Entity's securities transactions are primarily provided by BofA Securities, Inc., ABN AMRO Clearing Bank N.V., and SAL Equity Trading, GP.

At December 31, 2024, substantially all of the securities owned and securities sold, not yet purchased, and the amounts receivable from and payable to clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from and to these clearing brokers. To the extent that there are securities at these clearing brokers, the securities serve as collateral for the amounts payable to such clearing brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

The Entity has agreed to indemnify BofA Securities, Inc. for losses that it may sustain from the customer accounts introduced by the Entity. As of December 31, 2024, there were no unsecured amounts owed to the clearing broker by these customers.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

The table that follows sets forth information about the amounts receivable from and payable to clearing brokers at December 31, 2024:

	Receivable	Payable
Receivable from clearing brokers	$ 392,169	$ —
Payable to clearing brokers	—	7,293
	$ 392,169	$ 7,293

NOTE 9 – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

The Entity's U.S. federal income tax return is generally subject to examination by the Internal Revenue Service for a period of three years after it is filed. State and local tax returns and/or other filings may be subject to examination for different periods, depending upon the tax rules of each applicable jurisdiction.

The Entity is not presently associated with an open tax examination.

At December 31, 2024, management has determined that there are no material uncertain income tax positions.

NOTE 10 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $2,700 has been segregated in a special reserve bank account for the benefit of customers in accordance with the Entity's exemption under Section k(2)(i) of Rule 15c3-3.

NOTE 11 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Entity is a market-maker, not to exceed $1,000. As of December 31, 2024, the Entity had net capital of $273,158, which exceeded its requirement of $1,000 by $272,158.

NOTE 12 – SUBSEQUENT EVENTS

The Entity evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on the statement of financial condition. Such evaluation was performed through February 27, 2025, the date that this statement of financial condition was issued.